Exhibit 10.11


   July 13, 1998


   Ms. Susan Holland
   1029 Basilwood Drive
   Coppell, Texas 75019

   Dear Susan:

     This will memorialize our offer to you to join Romacorp, Inc. in accordance with our recent discussions. Effective the 3 day of August, 1998 you will be appointed to the position of Vice President, Finance and Chief Financial Officer of Romacorp, Inc. and its subsidiary and affiliated companies. You will be charged with the responsibility for management of the Company's financial functions, most particularly the implementation of the corporate financial and accounting infrastructure as the company goes through the process of transition from a wholly-owned subsidiary of NPC International, Inc. to a stand alone company with SEC and public reporting responsibilities. The purpose of this letter is to set out, generally, the terms and conditions of your employment.

   Base Salary, Benefits and Bonuses

   (a) Your beginning base salary will be $135,000 per year (the "Base Salary"), which salary will be payable bi-weekly in accordance with the Company's general payroll practices and shall be subject to customary withholding. Compensation reviews will be annually thereafter. In addition, you will be entitled to participate in all of the Company's employee benefit programs for which senior executive employees of the Company and its Subsidiaries are generally eligible, including, but not limited to the Company's group medical coverage program. You will be eligible for paid vacation in accordance with the policies of the Company, except that you will be entitled to three
   (3) weeks beginning in year one (1).

   (b) The Company will reimburse all reasonable expenses incurred by you in the course of performing your duties which are consistent with the Company's policies in effect from time to time with respect to travel, entertainment and other business expenses, subject to the Company's requirements with respect to reporting and documentation of such expenses.

   (c) In addition to Base Salary, the Board of Directors may award a bonus to you following the end of each fiscal year equal to up to 50% of the Base Salary based upon performance, determined at the discretion of the Board. It is anticipated that in any given fiscal year if the Company were to just meet the performance goals contained in the Company's management plan, the bonus awarded under this Section would be approximately 25% of Base Salary.

   (d) You will be granted a participation by Stock Option, pursuant to a standard option agreement, in the Company's non-qualified 1998 Stock Option Plan, with the amount and other terms as set by the Board.

   (e) The Company will further pay, by advance or reimbursement, for your continuing education required in connection with maintaining your qualification as a Certified Public Accountant, as well as professional dues to the AICPA, Texas State Board of Public Accounting and the Dallas Chapter of CPS's.

   Term: Termination

   (a) Your employment may be terminated by the Company at any time for cause or without cause or may be terminated by you at any time for any reason (a "Voluntary Termination").

   (b) Upon (1) a Voluntary Termination of the employment relationship by you or (2) termination of the employment relationship by the Company for cause, all future compensation or bonuses to which you would otherwise be entitled and all future benefits for which you would otherwise eligible shall cease and terminate as of the date of such termination; provided, however, that any salary, bonus, incentive payment, deferred compensation or other compensation or benefit which has been earned by or accrued to your benefit prior to the date of termination shall not be forfeited and shall be paid to you promptly in accordance with the terms of such benefits.

   (c) Upon a termination of your employment other than (i) a termination by the Company for cause or (ii) a Voluntary Termination of the employment relationship you shall be entitled, in consideration of your continuing obligations hereunder after such termination, to receive your Base Salary, payable bi-weekly, as if your employment (which shall cease on the date of such termination) had continued for the twelve (12) months following termination; provided that you shall be required to use your reasonable best efforts to obtain, as expeditiously as possible, employment with at least comparable salary and responsibilities commensurate with those set forth herein. In such event, your right to receive the amounts and benefits set forth in this Section shall terminate.

   Confidential Information

     You acknowledge that the information, observations and data obtained by you while employed by the Company concerning the business or affairs of the Company or any of its Subsidiaries ("Confidential Information") are the property of the Company or such Subsidiary. Therefore, you agree that you shall not disclose to any unauthorized person or use for your own purposes any Confidential Information without the prior written consent of the Company, unless and to the extend that (i) such information was otherwise available to you from a source other than the Company and (ii) the aforementioned matters become generally known to and available for use by the public other than as a result of your acts or omissions. You shall deliver to the Company at the termination of employment, or at any other time the company may request, all memoranda, notes, plans, records, reports, computer tapes, printouts and software and other documents and data (and copies thereof) relating to the Confidential Information or the business of the Company or any Subsidiary which you may then posses or have under your control.

     The near future will be very challenging for the Company and, we expect, rewarding as well. Your position, and its responsibilities, will be critical in that future. We are pleased that you have chosen to join us.

     To confirm your acceptance of the offer and terms and conditions set out in this letter, please sign in the space provided below and return one copy to me.

   Very truly yours,

   ROMACORP, INC.



   Robert B. Page
   President


   AGREED AND ACCEPTED THIS 13 DAY OF July 1998.

   s/s Susan Holland
   ----------------------
   Susan Holland